SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K




[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


         For the transition period from ____________ to ____________



Commission file number 0-7154



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Profit Sharing and Retirement Savings Plan of
                           Quaker Chemical Corporation

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Quaker Chemical Corporation
                               Elm and Lee Streets
                        Conshohocken, Pennsylvania 19428



                                                       Total Number of Pages: 13

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Index
--------------------------------------------------------------------------------

                                                                                              Page(s)
                                                                                              -------
Report of Independent Accountants                                                                3

Financial Statements:

  Statements of Net Assets Available for Benefits
       at December 31, 1999 and 1998                                                             4

  Statements of Changes in Net Assets Available for Benefits
       for the Years Ended December 31, 1999 and 1998                                            5

  Notes to Financial Statements                                                                 6-9

Additional Information:*

  Schedule  I -  Schedule of Assets Held for Investment Purposes at December 31, 1999           10

  Schedule II -  Schedule of Reportable Transactions for the Year Ended
                  December 31, 1999                                                             11

Signatures                                                                                      12

Exhibit 23 - Consent of Independent Accountants



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants



To the Participants and Administrator of the Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Philadelphia, PA
June 26, 2000

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                     1999                1998
                                                     ----                ----

Investments                                       $20,395,625        $20,426,690

Employer contributions receivable                   1,299,715            356,203
                                                  -----------        -----------

Net assets available for benefits                 $21,695,340        $20,782,893
                                                  ===========        ===========









   The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                           1999               1998
                                                           ----               ----
Investment income
    Net appreciation in fair value of investments      $    100,339       $  1,361,289
    Interest and dividends                                  634,524            635,242
                                                       ------------       ------------
                                                            734,863          1,996,531

Participant contributions                                 1,674,060          1,837,798

Employer contributions                                    1,399,769            473,307

Participant benefit payments                             (2,896,245)        (1,016,060)
                                                       ------------       ------------

Increase in net assets available for benefits               912,447          3,291,576

Net assets available for benefits:
    Beginning of year                                    20,782,893         17,491,317
                                                       ------------       ------------

    End of year                                        $ 21,695,340       $ 20,782,893
                                                       ============       ============





   The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan for all employees of Quaker Chemical Corporation (the "Company"), except for employees compensated in whole or in part by commissions on sales. The Plan is administered by the Profit Sharing and Retirement Savings Committee appointed by the Company's Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     Employees become eligible for participation in the Plan on the first day of the month following employment commencement, unless the employee is hired on the first day of the month in which case the employee is eligible immediately. Plan participants are immediately vested in their account balance. All Plan administrative expenses are paid by the Company.

     Contributions
     Participants may elect to contribute on a "before-tax" basis any whole percentage of their compensation, up to 15%, during the year. Each year, the Company makes a matching contribution of $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, with the Company's matching contribution for each individual participant limited to $450 in any calendar year. The Company's 1999 and 1998 matching contributions were $100,054 and $117,104, respectively.

     Additionally, the Company makes a contribution (the "profit sharing contribution") based on the level of domestic company profit from operations (as defined) versus the target profit (as defined). The target profit is determined as the average of the prior three years' domestic company profit from operations increased by 15%. The Company's Board of Directors, at its discretion, may increase the amount of the contribution to the Plan for each Plan year. The Company's 1999 and 1998 profit sharing contributions were $1,299,715 and $356,203, respectively.

     Participant accounts
     Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Investment options
      Participants may elect to invest their pro rata share of the Company's contribution in any of the following pooled investment funds of Principal Mutual Life Insurance Company ("PML"): Guaranteed Interest, U.S. Stock and Bond and Mortgage. Participants may also elect to invest in Quaker Chemical Corporation common stock.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
--------------------------------------------------------------------------------

     The Plan includes a provision whereby PML, if so instructed by the Plan administrator, shall invest an amount less than 50% of the employer's current contribution allocable to each participant for the year in whole life insurance contracts. These contracts are owned by the Plan and maintained by PML. The Plan is the sole beneficiary of the contracts.

     Participant loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of the participant's account balance. The loans are secured by the balance in the participant's account, bear interest at the prime rate in effect at loan inception, and have a term not to exceed three years. At December 31, 1999 and 1998, outstanding loans were $131,585 and $33,652, respectively, with original participant balances of $167,417 and $49,563, respectively.

     Benefit payments
     Participants are entitled to receive their account balance upon retirement or termination from the Company. In the event that a payment cannot be made due to the inability to locate the participant or beneficiary, the participant account balance will be forfeited and treated as an additional employer profit sharing contribution for the related Plan year.

     In the event of Plan termination, the Plan provides that the assets shall continue to be held by the trustee and custodian (currently, First Union Bank and PML, respectively) for normal distribution.

2.   Significant Accounting Policies

     Basis of accounting
     The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits. Actual results could differ from those estimates.

     Investments and investment income
     Investments in the pooled Guaranteed Interest fund are valued at contract value, representing contributions made plus interest at the contract rate less funds withdrawn. Investments in the pooled U.S. Stock and Bond and Mortgage investment funds are valued at market value, determined using the daily net asset value quoted by the trustee based on the published market prices of the underlying securities in the funds. The market value of the Company's common stock is based on the closing price as listed on the New York Stock Exchange. Life insurance contracts are valued at cash surrender value, which approximates fair value. Participant loans receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit payments
     Benefits are recorded when paid.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
--------------------------------------------------------------------------------

     Financial statement presentation
     The Plan adopted Statement of Position ("SOP") 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. This SOP eliminated the previously required reporting of changes in net assets by investment option for participant directed investments.

3.   Investments

     The following presents the Plan's investments at December 31:

                                                     1999             1998
                                                     ----             ----
     Principal Mutual Life
      Pooled Investment Funds:
       Guaranteed Interest                       $ 2,228,804*     $ 2,137,010*
       U.S. Stock                                 14,189,764*      13,716,684*
       Bond and Mortgage                           2,801,278*       3,440,567*

     Quaker Chemical Corporation
      Common Stock                                   973,965        1,044,719*

     Loans to participants                           131,585           33,652

     Other                                            70,229           54,058
                                                 -----------      -----------

                                                 $20,395,625      $20,426,690
                                                 ===========      ===========

     * Represents 5 percent or more of the Plan's assets.

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                         1999              1998
                                                                         ----              ----
     Principal Mutual Life Pooled Investment Funds:
       U.S. Stock                                                     $ 571,303         $1,358,303
       Bond and Mortgage                                               (218,904)            18,364

     Quaker Chemical Corporation Common Stock                          (252,060)           (15,378)
                                                                      ---------         ----------

                                                                      $ 100,339         $1,361,289
                                                                      ---------         ----------

4.   Related Party Transactions

     Certain Plan assets are invested in shares of separate accounts managed by PML. PML is a custodian and recordkeeper as defined by the Plan and, therefore, these investments qualify as party-in-interest which are exempt from the prohibited transactions rules.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Tax Status of the Plan

     The Plan has received a tax determination letter from the Internal Revenue Service dated August 18, 1995 indicating that the Plan is a qualified plan under Section 401 of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.

6.   Termination of the Plan

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

                                                                      Schedule I


Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Item 27a Form 5500 - Schedule of Asets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------

                                                                         Current
           Description of Asset                           Cost            Value
           --------------------                           ----           -------
* Principal Mutual Life Pooled Investment Funds:
    Guaranteed Interest Fund                          $ 2,145,383      $ 2,228,804
    U.S. Stock Fund                                     7,657,721       14,189,764
    Bond and Mortgage Fund                              2,212,360        2,801,278

* Quaker Chemical Corporation
    Common Stock                                          971,355          973,965

Sun Life of Canada Insurance Contracts                     70,229           70,229

Loans to Participants, 8.75% - 9.50%                      131,585          131,585
                                                      -----------      -----------

                                                      $13,188,633      $20,395,625
                                                      ===========      ===========

* Party-in-interest

                                                                     Schedule II


Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Item 27d Form 5500 - Schedule of Reportable (5%) Transactions*
For the Year Ended December 31, 1999
--------------------------------------------------------------------------------

                                                                                                            Current
                                                                                                        Value of Asset
    Identity of                                     Number of    Purchase      Selling        Cost of   on Transaction
    Party involved       Description of Asset     Transactions     Price        Price          Asset         Date         Net Gain
    --------------       --------------------     ------------   --------      -------        -------   --------------    --------
Principal Mutual Life
    Insurance Co.       U.S. Stock Fund                 64      $1,973,717             -    $1,973,717   $ 1,973,717              -
                        U.S. Stock Fund                 59               -    $2,274,576     1,142,618     2,274,576    $ 1,131,958

Principal Mutual Life
    Insurance Co.       Guaranteed Interest Fund        41       1,300,172             -     1,300,172     1,300,172              -
                        Guaranteed Interest Fund        46               -     1,290,092     1,290,092     1,290,092              -

Principal Mutual Life
    Insurance Co.       Bond and Mortgage Fund          37         641,212             -       641,212       641,212              -
                        Bond and Mortgage Fund          47               -     1,266,063       987,338     1,266,063        278,725

  *Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1999 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                     Profit Sharing and Retirement Savings
                                     Plan of Quaker Chemical Corporation

Date:  June 28, 2000

                                     By: /s/ James A. Geier
                                         ------------------------------------
                                             Vice President - Human Resources